Exhibit 99.1

Enerplus to Provide Update on North Dakota Bakken/Three Forks Opportunities

CALGARY, May 14, 2014 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce our plans to hold a webcast presentation whereby we will provide further details on our North Dakota operations and the opportunities we see in the Bakken and Three Forks formations.

This event is planned for Wednesday, June 18, 2014 commencing at 10:00 AM MT (12:00 PM ET). To register, please visit our website at www.enerplus.com click on: "A Deeper Look into the Williston Basin".

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

SOURCE Enerplus Corporation

%CIK: 0001126874

For further information:

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

CO: Enerplus Corporation

CNW 17:00e 14-MAY-14